Exhibit 99.1

October 27, 2023 Q3 2023 EARNINGS CONFERENCE CALL

Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : forecast capital expenditures for 2023 and 2024 - 2028 , including cleaner energy investments ; forecast rate base and rate base growth for 2023 through 2028 ; annual dividend growth guidance through 2028 ; the expected timing and outcome of the sale of Aitken Creek ; the expected timing, outcome and impact of regulatory proceedings and decisions ; the expected timing and contents of TEP's 2023 IRP ; the 2030 GHG emissions reduction target ; the 2035 GHG emissions reduction target ; the 2050 net - zero GHG emissions target ; the expectation of remaining opportunistic in monitoring the debt capital markets and considering interest rate hedges or prefunding opportunities ; the nature, timing, benefits and expected costs of certain capital projects, including UNS Energy Battery Storage projects, including the Roadrunner Reserve project, ITC MISO LRTP, UNS Energy Vail - to - Tortolita Transmission Project, UNS Energy Renewable Generation, FortisBC Tilbury LNG Storage Expansion, FortisBC AMI Project, FortisBC Eagle Mountain Woodfibre Gas Line Project, FortisBC Tilbury 1 B Project, FortisBC Okanagan Capacity Upgrade, Wataynikaneyap Transmission Power Project, and additional opportunities beyond the Capital Plan ; the expectation to exit coal by 2032 ; TEP's planned additions of wind, solar and storage through 2035 ; FortisBC's 2030 RNG supply target ; forecast debt maturities for 2024 through 2033 ; and scheduled preferred share dividend rate resets . Forward - looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information including, without limitation : no material impact from energy price volatility, global supply chain constraints and inflation ; reasonable regulatory decisions and the expectation of regulatory stability ; the successful execution of the Capital Plan ; no material capital project or financing cost overrun ; sufficient human resources to deliver service and execute the Capital Plan ; the realization of additional opportunities beyond the Capital Plan ; no significant variability in interest rates ; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation ; no significant operational disruptions or environmental liability or upset ; the continued ability to maintain the performance of the electricity and gas systems ; no severe and prolonged economic downturn ; sufficient liquidity and capital resources ; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices ; the continued availability of natural gas, fuel, coal and electricity supply ; continuation of power supply and capacity purchase contracts ; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact ; maintenance of adequate insurance coverage ; the ability to obtain and maintain licences and permits ; retention of existing service areas ; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations ; continued maintenance of information technology infrastructure and no material breach of cybersecurity ; continued favourable relations with Indigenous Peoples ; and favourable labour relations . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base . Note : U . S . dollar - denominated capital expenditures and rate base converted at a forecast USD : CAD foreign exchange rate of 1 . 30 for 2024 - 2028 . FORWARD LOOKING INFORMATION 2

President and Chief Executive Officer DAVID HUTCHENS 3 EVP and Chief Financial Officer JOCELYN PERRY

Q3 BUSINESS HIGHLIGHTS 4 Safe & Reliable Service Key Regulatory Decisions Received Strong Q3 & YTD EPS Growth Announced New Five - Year Capital Plan Aitken Creek Sale on Track to Close in Q4 2023

5 KEY REGULATORY DECISIONS General Rate Application GCOC Proceeding • BCUC issued a decision in September 2023 • ROE of 9.65% • 45% common equity ratio for FortisBC Energy; 41% for FortisBC Electric • Decision retroactive to January 2023 • ACC issued a decision in August 2023 • Non - fuel revenue increase of US$100M • ROE of 9.55%, 54.32% common equity ratio • US$3.6B rate base approved • Rates effective September 1, 2023 • AUC decisions reached in October 2023 • GCOC decision allows for formulaic allowed ROE; 2024 ROE to be finalized in Q4 and reset annually • 37% common equity ratio intact • PBR decision establishes parameters for third PBR term for 2024 - 2028 • Decisions effective January 2024 GCOC & Third PBR Term Proceedings

$36.8 B $49.4 B 2023F 2028F 2024 - 2028 $25B CAPITAL PLAN SUPPORTS LOW - RISK RATE BASE GROWTH (1) 2023 - 2028 CAGR calculated based on a constant foreign exchange rate. 6 Major Capital Projects 18 % Smaller Projects 82% $25B Rate Base 2023 Capital Plan On Track 2024 - 2028 Capital Plan • Capital expenditures of $3.0B through YTD September; 2023 $4.3B capital plan on track • Major capital projects continue to advance ▪ Construction of Eagle Mountain Woodfibre Gas Line project in progress ▪ TEP announced 200 MW energy battery project; updated IRP to be filed on November 1 st

73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 23F 7 DIVIDEND GUIDANCE SUPPORTED BY LONG - TERM GROWTH STRATEGY 4 - 6% Annual Dividend Growth Guidance Extended through 2028 4.4% Announced Q4 2023 Dividend Increase

Adjusted EPS Q3 Adjusted EPS $0.13 Key Drivers – Continued investment in regulated rate base, regulatory outcomes in Arizona and B.C., and warmer weather Note: Adjusted EPS is a Non - U.S. GAAP financial measure. Refer to Slide 15 for the Non - U.S. GAAP reconciliation. $0.71 $0.84 Q3 2022 Q3 2023 $2.06 $2.37 YTD 2022 YTD 2023 Reported EPS $0.68 $0.81 Q3 2022 Q3 2023 $2.01 $2.32 YTD 2022 YTD 2023 8 THIRD QUARTER RESULTS

THIRD QUARTER 2023 ADJUSTED EPS DRIVERS



$0.71
$0.09
$0.01
$0.01
$0.02
($0.01)
$0.02
($0.01)
$0.84
Q3 2023 Adjusted EPS $0.13
Q3 2022 Adjusted EPS(1)
Western Canadian Electric & Gas(2)
U.S. Electric & Gas(3)
Other Electric
Energy Infrastructure(4)
Corporate & Other
Foreign Exchange(5)
Weighted Average Shares
Q3 2023 Adjusted EPS(1)

(1) Non-U.S. GAAP financial measure. Refer to Slide 15 for the Non-U.S. GAAP reconciliation.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Reflects new cost of capital parameters at FortisBC which resulted in a favourable $0.08 EPS impact in Q3 2023, including a $0.05 EPS retroactive impact to January 1, 2023.
(3) Includes UNS Energy and Central Hudson.
(4) Includes $0.03 of adjusted EPS in Q3 2023 associated with Aitken Creek. Fortis continues to recognize earnings associated with Aitken Creek, post March 31, 2023, the effective date of the pending sale, in accordance with U.S. GAAP, as the transaction has not yet closed. Upon close of the transaction, management expects to exclude the gain expected to be recorded on the sale, as well as the earnings recognized since the March 31st effective date, in arriving at Adjusted EPS.
(5) Impact of average USD:CAD foreign exchange rate of 1.34 for Q3 2023 compared to 1.31 for Q3 2022.

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YEAR-TO-DATE 2023 ADJUSTED EPS DRIVERS



$2.06
$0.13
$0.09
$0.03
$0.03
$0.05
($0.06)
$0.07
($0.03)
$2.37
YTD 2023 Adjusted EPS ⬆ $0.31
YTD 2022 Adjusted EPS(1)
Western Canadian Electric & Gas(2)
U.S. Electric & Gas(3)
U.S. Transmission (ITC)
Other Electric
Energy Infrastructure(4)
Corporate & Other
Foreign Exchange(5)
Weighted Average Shares
YTD 2023 Adjusted EPS(1)

(1) Non-U.S. GAAP financial measure. Refer to Slide 15 for the Non-U.S. GAAP reconciliation.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Reflects new cost of capital parameters at FortisBC which resulted in a favourable $0.08 EPS impact through YTD September 2023.
(3) Includes UNS Energy and Central Hudson.
(4) Includes $0.05 of adjusted EPS since March 31, 2023, the effective date of the pending sale, associated with Aitken Creek. Fortis continues to recognize earnings associated with Aitken Creek, post the effective date of the pending sale, in accordance with U.S. GAAP, as the transaction has not yet closed. Upon close of the transaction, management expects to exclude the gain expected to be recorded on the sale, as well as the earnings recognized since the March 31st effective date, in arriving at Adjusted EPS.
(5) Impact of average USD:CAD foreign exchange rate of 1.35 for YTD June 2023 compared to 1.28 for YTD June 2022.

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LIQUIDITY & CREDIT RATINGS • ITC – US$800M notes (1) • UNS Energy – US$425M notes (2) • FortisAlberta – $200M 30 - year 4.86% debentures • Central Hudson – US$90M notes (3) • Other Electric - $150M bonds (4) $2.0B $ 4.0 B September 30, 2023 Remaining capacity (1) Includes US$500M 10 - year 5.40% notes and US$300M 4 - year 4.95% notes. ITC entered interest rate locks which reduced the effective interest rate on the US$500M notes to 5.32%. (2) Includes US$375M 30 - year 5.50% notes and US$50M 15 - year 5.65% notes. (3) Includes US$40M 10 - year 5.68% notes, US$15M 12 - year 5.78% notes and US$35M 15 - year 5.88% notes. (4) Includes $90M 30 - year 5.12% bonds at Newfoundland Power and $60M 30 - year 5.20% bonds at Maritime Electric. (5) S&P rating reflects the issuer credit rating. Fortis’ unsecured debt rating is BBB+. Utilized Raised YTD $2.0B+ in Long - Term Debt Credit Facilities A - (5) Baa3 A (low) 11 Credit Ratings

SUSTAINABLE GROWTH LOW - RISK WHY INVEST IN FORTIS? 12 Safe, Well - Run Utilities Focused on Executing Strong Rate Base Growth Robust Transmission Investment Pipeline Transparent Funding Plan Cleaner Energy Transition 4 - 6% Annual Dividend Growth Investment - Grade Credit Ratings Strong Governance Regulatory & Geographic Diversity Constructive Regulatory Relationships Local Business Model Virtually 100% Regulated Low - Environmental Footprint

UPCOMING EVENTS Expected Earnings Release Dates Other Investor Events • EEI Financial Conference – November 12 - 14, 2023 • Wells Fargo Midstream & Utilities Symposium – December 7, 2023 • CIBC Western Institutional Conference – January 17 - 19, 2024 • Q4 2023 – February 9, 2024 • Q1 2024 – May 1, 2024 13

October 27, 2023 Q3 2023 EARNINGS CONFERENCE CALL 14

NON-U.S. GAAP RECONCILIATION

($MILLIONS, EXCEPT EPS)	Q3 2023	Q3 2022	VARIANCE	YTD September 2023	YTD September 2022	VARIANCE
Adjusted Net Earnings:						
Net Earnings	**394**	**326**	**68**	**1,125**	**960**	**165**
Adjusting Items:						
Unrealized loss (gain) on mark-to-market of derivatives[1]	8	(4)	12	18	3	15
Lake Erie Connector project suspension costs[2]	-	10	(10)	-	10	(10)
Revaluation of deferred income tax assets[3]	9	9	-	9	9	-
Adjusted Net Earnings	**411**	**341**	**70**	**1,152**	**982**	**170**
Adjusted Net Earnings per Share	**$0.84**	**$0.71**	**$0.13**	**$2.37**	**$2.06**	**$0.31**
Capital Expenditures:						
Additions to property, plant and equipment	952	907	45	2,797	2,600	197
Additions to intangible assets	31	44	(13)	122	151	(29)
Adjusting Item:						
Wataynikaneyap Transmission Power Project[4]	25	41	(16)	109	135	(26)
Capital Expenditures	**1,008**	**992**	**16**	**3,028**	**2,886**	**142**

(1) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $3M and $7M for Q3 2023 and YTD September 2023 (net of income tax expense of $2M and income tax recovery of $1M for Q3 2022 and YTD September 2022, respectively), included in the Energy Infrastructure segment.
(2) Represents costs incurred upon the suspension of the Lake Erie Connector project, net of income tax recovery of $4M for Q3 2022 and YTD September 2022, included in the ITC segment.
(3) Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa, included in the ITC segment.
(4) Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric Segment.

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Third Quarter Earnings Variance Analysis by Business Unit VARIANCE ADJUSTED Q3 2022 (1) ADJUSTMENT Q3 2022 ADJUSTED Q3 2023 (1) ADJUSTMENT Q3 2023 ($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS) Regulated – Independent Electric Transmission 4 124 19 105 128 9 119 ITC Regulated – U.S. Electric & Gas 15 163 - 163 178 - 178 UNS Energy (4) 24 - 24 20 - 20 Central Hudson 11 187 - 187 198 - 198 Regulated – Canadian & Caribbean Electric & Gas 39 (17) - (17) 22 - 22 FortisBC Energy (1) 46 - 46 45 - 45 FortisAlberta 4 13 - 13 17 - 17 FortisBC Electric 4 35 - 35 39 - 39 Other Electric (2) 46 77 - 77 123 - 123 13 6 (4) 10 19 8 11 Energy Infrastructure (4) (53) - (53) (57) - (57) Corporate and Other 70 341 15 326 411 17 394 Common Equity Earnings 8.0 479.4 - 479.4 487.4 - 487.4 Weighted Average Shares (# millions) $0.13 $0.71 $0.03 $0.68 $0.84 $0.03 $0.81 EPS THIRD QUARTER RESULTS BY BUSINESS UNIT 16 (1) Non - U.S. GAAP financial measure. Refer to Slide 15 for the Non - U.S. GAAP reconciliation. (2) Includes Eastern Canadian and Caribbean electric utilities.

Year - To - Date Earnings Variance Analysis by Business Unit VARIANCE ADJUSTED YTD SEPTEMBER 2022 (1) ADJUSTMENT YTD SEPTEMBER 2022 ADJUSTED YTD SEPTEMBER 2023 (1) ADJUSTMENT YTD SEPTEMBER 2023 ($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS) Regulated – Independent Electric Transmission 34 347 19 328 381 9 372 ITC Regulated – U.S. Electric & Gas 55 283 - 283 338 - 338 UNS Energy 3 66 - 66 69 - 69 Central Hudson 58 349 - 349 407 - 407 Regulated – Canadian & Caribbean Electric & Gas 50 119 - 119 169 - 169 FortisBC Energy 9 117 - 117 126 - 126 FortisAlberta 3 50 - 50 53 - 53 FortisBC Electric 17 94 - 94 111 - 111 Other Electric (2) 79 380 - 380 459 - 459 27 26 3 23 53 18 35 Energy Infrastructure (28) (120) - (120) (148) - (148) Corporate and Other 170 982 22 960 1,152 27 1,125 Common Equity Earnings 7.6 477.7 - 477.7 485.3 - 485.3 Weighted Average Shares (# millions) $0.31 $2.06 $0.05 $2.01 $2.37 $0.05 $2.32 EPS YTD RESULTS BY BUSINESS UNIT 17 (1) Non - U.S. GAAP financial measure. Refer to Slide 15 for the Non - U.S. GAAP reconciliation. (2) Includes Eastern Canadian and Caribbean electric utilities.

Rate Base 5 - YEAR CAGR to 2028 2028F 2027F 2026F 2025F 2024F 2023F ($BILLIONS, EXCEPT FOR CAGR) Regulated – Independent Electric Transmission 7.0% 15.6 14.4 13.4 12.7 12.0 11.3 ITC (1) Regulated – U.S. Electric & Gas 6.0% 9.5 9.0 8.5 8.1 7.6 7.2 UNS Energy 6.9% 4.1 3.8 3.6 3.4 3.1 3.0 Central Hudson 6.3% 13.6 12.8 12.1 11.5 10.7 10.2 Total Regulated – U.S. Electric & Gas Regulated – Canadian & Caribbean Electric & Gas 7.1% 8.4 7.7 6.8 6.3 5.9 5.9 FortisBC Energy 4.6% 5.2 5.0 4.8 4.6 4.4 4.2 FortisAlberta 4.0% 2.0 1.9 1.9 1.8 1.7 1.7 FortisBC Electric 6.2% 4.6 4.4 4.2 3.9 3.7 3.5 Other Electric (2) 5.9% 20.2 19.0 17.7 16.6 15.7 15.3 Total Regulated – Canadian & Caribbean Electric & Gas 6.3% 49.4 46.2 43.2 40.8 38.4 36.8 Total Rate Base Forecast (1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership. (2) Excludes Fortis’ 39% ownership of the Wataynikaneyap Transmission Power Project. Note: U.S. dollar - denominated rate base converted at a foreign exchange rate of 1.33 for 2023 and 1.30 for 2024 - 2028. CAGR, as d efined in the Q3 2023 MD&A, is calculated on a constant foreign exchange rate basis. 2023 - 2028 RATE BASE BY BUSINESS UNIT 18

Capital Plan 2024 - 2028 TOTAL 2028F 2027F 2026F 2025F 2024F ($MILLIONS) Regulated – Independent Electric Transmission 7,189 1,537 1,477 1,449 1,474 1,252 ITC Regulated – U.S. Electric & Gas 5,160 973 1,310 912 854 1,111 UNS Energy 2,172 485 421 437 421 408 Central Hudson 7,332 1,458 1,731 1,349 1,275 1,519 Total Regulated – U.S. Electric & Gas Regulated – Canadian & Caribbean Electric & Gas 4,199 699 1,163 925 848 564 FortisBC Energy 3,069 657 629 623 574 586 FortisAlberta 735 141 150 158 152 134 FortisBC Electric 2,451 488 502 484 470 507 Other Electric 10,454 1,985 2,444 2,190 2,044 1,791 Total Regulated – Canadian & Caribbean Electric & Gas 19 2 3 3 4 7 Non - Regulated 24,994 4,982 5,655 4,991 4,797 4,569 Total Capital Plan Note: Capital Plan is a forward - looking Non - U.S. GAAP financial measure calculated in same manner as Capital Expenditures. Refer to Q3 2023 MD&A for the Non - U.S. GAAP reconciliation. U.S. dollar - denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.30. 2024 - 2028 CAPITAL PLAN BY BUSINESS UNIT 19

CAPITAL PLAN SUPPORTS CLEANER ENERGY FUTURE $25B Capital Plan 2024 - 2028 $6.8B Cleaner Energy Investments (1) Note: The Capital Plan is a forward - looking Non - U.S. GAAP financial measure calculated in same the manner as Capital Expenditure s. Refer to the Q3 MD&A for the Non - U.S. GAAP reconciliation. U.S. dollar - denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.30 for 2024 - 2028. (1) Cleaner energy investments defined as capital that supports reductions in air emissions, water usage and/or increases custome r e nergy efficiency. $3.4B Delivering Renewables to the Grid • ITC MISO LRTP and wind / solar interconnections • T&D investments associated with New York’s Climate Leadership and Community Protection Act $1.8B Renewable Energy • Renewables and energy storage associated with the Integrated Resource Plan at UNS Energy • Alternative energy technologies at Caribbean Utilities $1.6B Cleaner Natural Gas Solutions • LNG and renewable gases (RNG, hydrogen) at FortisBC Energy 20

MAJOR CAPITAL PROJECTS

($ Millions)	2023F	2024-2028F	Estimated Completion Date
ITC MISO LRTP[1]	16	1,486	Post-2028
UNS Energy Vail-to-Tortolita Transmission Project	101	273	2026
UNS Energy Renewable Generation[2]	-	417	2027
UNS Energy Battery Storage[3]	137	345	2025
FortisBC Tilbury LNG Storage Expansion	17	529	Post-2028
FortisBC AMI Project	-	520	2028
FortisBC Eagle Mountain Woodfibre Gas Line Project[4]	-	420	2027
FortisBC Tilbury 1B Project	16	370	Post-2028
FortisBC Okanagan Capacity Upgrade	6	209	2026
Wataynikaneyap Transmission Power Project[5]	187	38	2024


Major Capital Projects 18%
$25B
Capital Plan
2024-2028
Smaller Projects 82%

Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Reflects investments associated with six projects in states with rights of first refusal for incumbent transmission owners. Total estimated transmission investments of US$1.4-$1.8B through 2030 inclusive of the US$1.2B reflected in the 2024-2028 capital plan.
(2) Reflects expected investments in renewable generation to support TEP's Integrated Resource Plan. Excludes energy storage investments not yet defined.
(3) Reflects planned battery storage investments, including the Roadrunner Reserve project.
(4) Capital is net of forecast customer contributions and subject to detailed construction estimates and final determination of the customer contribution.
(5) Represents Fortis' 39% share of the estimated capital spending for the project.

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SENSITIVITY EXPOSURE • Assumed forecast USD:CAD FX rate of 1.30 for 2024 - 2028 • 65% of operating earnings (1) / 60% of capital plan in USD at U.S. & Caribbean utilities • +/ - $0.05 change in USD:CAD – EPS: $0.06 Five - year capital plan: $500M Note: EPS sensitivities reflect forecasted average annual impacts for 2024 - 2028. Foreign exchange EPS sensitivity inclusive of t he Corporation’s hedging activities. (1) Non - U.S. GAAP financial measure for year ended December 31, 2022. Excludes Net Expense of Corporate and Other segment. Foreign Exchange ROE & Equity Ratio Equity +/ - 100 bps ROE +/ - 25 bps $0.03 $0.03 ITC $0.01 $0.02 UNS Energy $0.01 $0.01 FortisBC $0.006 $0.01 Central Hudson $0.01 $0.01 FortisAlberta 22

MISO Base ROE – In 2022 , the U . S . Court of Appeals for the D . C . Circuit vacated certain FERC orders that established the methodology used to calculate the MISO base ROE ; matter dates back to complaints filed at FERC in 2013 and 2015 ; DC Circuit noted FERC did not adequately explain why it reintroduced the risk - premium model in its methodology which increased the MISO Base ROE from 9 . 88 % to 10 . 02% ; timing and outcome remains unknown Notice of Proposed Rulemaking on Incentives – In 2021 , FERC issued a supplemental NOPR proposing to eliminate the 50 - bps RTO adder for transmission owners that have been RTO members for more than three years ; stakeholder comments filed in June 2021 ; the supplemental NOPR and the initial incentive NOPR remain outstanding Iowa Transmission Right of First Refusal – In March 2023 , the Iowa Supreme Court granted certain parties standing to challenge the Iowa ROFR statute, issued a temporary injunction staying enforcement of the ROFR statute, and remanded the matter to the district court to decide the merits of the claim ; timing and outcome of the proceeding remains unknown ; ITC's Tranche 1 MISO LRTP projects in Iowa are not expected to be impacted Customer Information System Implementation – In January 2023 , Central Hudson filed a response to the PSC’s show cause order in respect of its new CIS ; interim agreement reached with the PSC in July 2023 including independent third - party verification of recent system improvements relating to billing system and acceleration of plans to perform monthly meter reading ; timing and outcome of the proceeding remains unknown General Rate Application – In July 2023 , a general rate application was filed with the PSC requesting new rates effective July 1 , 2024 ; application seeks an allowed ROE of 9 . 8 % and 50 % common equity ratio ; timing and outcome of proceeding is unknown ONGOING REGULATORY PROCEEDINGS 23

ESG LEADERSHIP Environmental • 2050 net - zero direct emissions goal , with interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035 • Progress: More than halfway to achieving our 50% by 2030 target with a 29% reduction in Scope 1 emissions relative to 2019 levels • 170 MW of coal generation capacity was retired at TEP in June 2022: expect to be coal - free by 2032; seasonal operations commenced at Springerville in 2023 • 15% increase in renewable electricity generation capacity since 2019: TEP plans to add wind, solar and storage through 2035 • Five - year capital plan includes $6.8B for cleaner energy investments • At FortisBC, avoided emissions from the use of renewable natural gas in natural gas deliveries increased 275% in 2022 vs. 2021 • Pilot project formed to produce low - carbon hydrogen; FortisBC continues to partner with local universities to study safe and reliable hydrogen blending with natural gas • FortisBC plans to increase RNG supply so that at least 15% of natural gas consumption comes from renewable and low - carbon gas by 2030 • Building on our strong record of mutually beneficial partnerships with Indigenous peoples • FortisBC awarded silver - level designation in Progressive Aboriginal Relations TM from the Canadian Council of Aboriginal Business • 1,800 KM Wataynikaneyap transmission line connecting 17 remote First Nations communities to the Ontario power grid; expected to be completed in 2024 • Focus on just transition • ~$10M of community investment in 2022 • Ranked #1 in the Globe & Mail 2022 Board Games • Independent chair; 11 of 12 directors are independent • 58% of Fortis board members are women; 2 of 12 identify as a visible minority • Average board tenure of 4.8 years • Women currently represent 50% of the Fortis Inc. executive leadership team • 82% of Fortis utilities have a female in the position of CEO or board chair • Executive compensation linked to climate and diversity targets Social Governance 24

Q3 SALES TRENDS 25 Other Electric (1) Excludes wholesale sales at UNS Energy. Q3 2023 vs. Q3 2022 SALES TRENDS CHANGE IN RETAIL ENERGY SALES • Peak load up 1% due to warmer weather and economic conditions N/A • Increase primarily due to higher air conditioning load associated with warmer temperatures; excluding weather impacts, retail sales up 1% +7% • Decrease primarily due to milder weather - 1% • Residential sales up 6% due to warmer weather and customer additions; C&I sales down 4% due to lower average consumption - 1% • Decrease in gas sales primarily due to lower average consumption by transportation customers - 4% • Residential electric sales down 12% due to milder weather; C&I electric sales up 3% due to higher average consumption - 3% • Eastern Canadian residential sales up 4% and C&I sales up 1% • Caribbean sales up 10% due to customer growth and tourism +4% (1)

DEBT MATURITIES & PREFERENCE SHARE DIVIDENDS 26 2024 2026 Series K - $250M March 1, 2024 Series M - $600M December 1, 2024 Series H - $192M June 1, 2025 Preference Share Dividend Rate Resets Debt Maturities $- $0.5 $1.0 $1.5 $2.0 $2.5 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F 2032F 2033F Non-Regulated Regulated billions 10 - Year Debt Maturities (1) Includes non - regulated debt issued at Fortis Inc. and ITC Holdings. (1)

STRONG INVESTMENT-GRADE CREDIT RATINGS

COMPANY	S&P Global	MOODY'S	MORNINGSTAR
Fortis Inc.	A-[1]	Baa3	A (low)
ITC Holdings Corp.	A-[1]	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	BBB+	Baa1	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A

(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.



FORTIS INC.

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GLOSSARY

ACC	Arizona Corporation Commission
AFUDC	allowance for funds used during construction
Aitken Creek	Aitken Creek Gas Storage ULC, a direct 93.8%-owned subsidiary of FortisBC Holdings Inc.
AMI	Advanced Metering Infrastructure
ATM	At-the-market
AUC	Alberta Utilities Commission
BCUC	British Columbia Utilities Commission
Board	Board of Directors of the Corporation
C&I	commercial and industrial
CAGR	compound average growth rate of a particular item. CAGR = $(EV/BV)^{1/N}$ -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar to Canadian dollar exchange rate
Capital Expenditures	cash outlay for additions to property, plant and equipment and intangible assets as shown in the Annual Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See "Non-US GAAP Financial Measures" on Slide 16.
Capital Plan	forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Central Hudson	CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CEO	Chief Executive Officer of Fortis
CIS	customer information system
Common Equity Earnings	net earnings attributable to common equity shareholders
C&I	commercial and industrial
Corporation	Fortis Inc.
D.C. Circuit Court	U.S. Court of Appeals for the District of Columbia Circuit
DBRS Morningstar	DBRS Limited
DRIP	dividend reinvestment plan
EPS	earnings per common share
EVP	Executive Vice President
FERC	Federal Energy Regulatory Commission
Fortis	Fortis Inc.
FortisAlberta	FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis
FortisBC	FortisBC Energy and FortisBC Electric
FortisBC Electric	FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy	FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FX	foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rates to the prior period U.S. dollar balance.

GCOC	generic cost of capital
GHG	greenhouse gas
IRA	Inflation Reduction Act of 2022
IRP	Integrated Resource Plan
ITC	ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC
LNG	liquefied natural gas
LRTP	Long Range Transmission Plan
Major Capital Projects	projects, other than ongoing maintenance projects, individually costing $200M or more
Maritime Electric	Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis
MD&A	the Corporation's management discussion and analysis
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investor Services, Inc.
MW	megawatt(s)
Newfoundland Power	Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis
Non-U.S. GAAP Financial Measures	financial measures that do not have a standardized meaning prescribed by U.S. GAAP
NOPR	notice of proposed rulemaking
PBR	performance-based rate-setting
PSC	New York State Public Service Commission
Rate Base	the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
RNG	renewable natural gas
ROE	rate of return on common equity
RTO	regional transmission organization
S&P	Standard & Poor's Financial Services LLC
T&D	transmission and distribution
TCFD	Task Fore for Climate-Related Financial Disclosures
TEP	Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy
U.S.	United States of America
U.S. GAAP	accounting principles generally accepted in the U.S.
UNS	UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
USD:CAD	U.S. Dollar to Canadian Dollar foreign exchange rate
Wataynikaneyap Partnership	Wataynikaneyap Power Limited Partnership
YTD	Year-to-date

FORTIS INC.

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